
SAC MISSILE COMBAT COMPETITION
WINNER
AIR FORCE

INVEST IN **FAST BAGS CORP**

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Biodegradable Trash Bags, inside America's First Trash Bag Dispensing System

LEAD INVESTOR



Giovanni Berdejo

As a fellow Veteran, I believe in investing in Veteran owned businesses. Also, the fact that Mr. Licata employs Veterans and people with disabilities is important to me. I personally have worked with children that have disabilities and have a younger brother who is Autistic. Knowing that Mr. Licata could just have easily outsourced his work but chose to do business, in the USA, specifically hiring veterans and people with disabilities is a huge factor for me. Also, I personally use the product and it is a simple, yet revolutionary design, that is sturdy, manageable and just makes sense!

Invested $1,000 this round & $500 previously

Learn about Lead Investors

bagups.com Bernardsville New Jersey Consumer Goods Retail

Highlights

1. The US trash bags market was $2.72 billion in 2021 & projected to be $3.83 billion by 2027
2. Fast Bags Corp increased sales by 277% from Jan - July 2022 over the same period in 2021
3. The company has secured 5 US & Canadian Utility Patents and Trademarks
4. Our biodegradable trash bags degrade in 2-3 yrs compared to 1,000 yrs for conventional bags
5. 100% Made in the USA by Veterans and People with Disabilities
6. Saves Time & Money in commercial settings, 2hrs per 100 bag changes
7. Veteran owned & operated

Our Founder



Jack Licata President

US Air Force Veteran Captain - Nuclear Missile Launch Officer

We believe in making a difference from the people whose job it is to change the trash, to the environment, and create employment for Veterans and People with Disabilities.

Pitch

BAGUPS®

LETS TALK TRASH

PROBLEM



When I was in the Air Force as a Nuclear Missile Launch Officer one of my duties was to take out the trash.

Taking out the trash STINKS!! and replacing bags is even worse. It can be messy, smelly, and a waste of time.

I came to find out everyone hates this too!

JACK LICATA

Founder, Fast Bags Corp.

PROBLEM

1,000,000,000,000

About ***one trillion*** single-use plastic bags are used annually
That's nearly 2 million every minute.

The plastic garbage bags we use everyday take up to 1,000 years to degrade!



SOLUTION



OXO-BIODEGRADABLE 100% REUSABLE & RECYCLABLE

BAGUPS®

Effortless
Dispensing System

Biodegradable
Trash Bags

SOLUTION

Our bags break down in 2 years, not 1,000




OXO-BIO
OXO-BIO
Products can be used, reused and recycled
Degradation triggered by heat, UV light and/or mechanical stress
H2O, Co2 & Biomass
Photosynthesis
Trees and Plants

OBPF OXO-BIODEGRADABLE PLASTICS FEDERATION

Certified ASTM 6954-04 OXO-Biodegradable Plastic

SOLUTION



1. DROP DOWN

Open and grab first bag, drop BagUps® box down into bottom of the trash container.

2. PULL UP

When the Bag is full, remove as normal. The next bag is attached to line container.

3. GET OUT

When the last bag is removed, it also removes the box. Please detach and reuse.

4. GET REFILLS

Sign up for the BagUps Club on Bagups.com and get refills! Save the box and refill with new bags.

★★★★★

"Love, love, love these bags! So easy to use and strong! The fact that they are biodegradable is terrific! Made by veterans and people with disabilities, even more terrific! Keep up the good work!

-Christine, Subscription Customer

★★★★★

"Just drop the bag down. When ready to throw out, pull it from the trash can and a new bag is already there waiting for you to use. Convenient and eco-friendly!"

-Jessica, Online reviewer

MULTI-PATENTED PROTECTION

5 UNITED STATES & CANADIAN UTILITY PATENTS & TRADEMARKS

U.S. Patent No. 7,669,728 SPEEDY BAG-DISPENSING SYSTEM

U.S. Patent No. 8,191,724 SPEEDY BAG-DISPENSING SYSTEM

U.S. Patent No. 8,522,999 SPEEDY BAG-DISPENSING SYSTEM

U.S Patent No, 10329115 SPEEDY BAG-DISPENSING SYSTEM

Canadian Patent No, 2,726,785 SPEEDY BAG-DISPENSING SYSTEM

U.S. Trademark Registration "Keep Your Hand Out Of The Can"®

U.S. Trademark Registration Fast Bags Corp®

U.S. Trademark Registration Recircle Brands®

U.S. Trademark Registration BagUps®

MARKET SIZE

The home garbage bag market is **$2.72B** & expected to grow to **$3.83B** by 2027

Biodegradable plastics market is projected to grow to **$6.12B** by 2023 at a CAGR of **15.1%**

Packaging Industry Report 2020

MARKET STRATEGY

DIRECT TO CONSUMER


BAGUPS
MAKING A DIFFERENCE ONE BAG AT A TIME



BAG UPS TRASH BAG CLUB™

Delivers BagUps and refills directly to customers on their schedule

BagUps will disrupt the trash bag industry that hasn't changed in 50 years

Consumers want Ease of Use, Convenience, Good Experience, a Positive Cause, and Eco-Friendly.



Green



Men & Women



Millennials



Patriots



Supports Vets

& Disabled

Dollar Shave Club and Harry’s sell to men that shave.
We sell to everyone that uses a trash bag.

CONSUMERS BUY DISPENSING CONVENIENCE


HEINZ
TOMATO KETCHUP

Bottom Dispenser

SALES UP 6%


Chips Ahoy!
ORIGINAL

Resealable Dispenser

SALES UP 50%


Marlboro

Flip Top Dispenser

SALES UP 50%


Purell

Automatic Wall Dispenser

SALES UP 8.6%

BagUps Trash Bag Dispensing System

Commercial customers save 2 man hours in labor costs for every 100 bag changes*

*Based on 3rd party testing

COMING SOON

BAGUPS GETS STONED

NEW BIODEGRADABLE TECH

We can replace single use plastic with stone (Calcium Carbonate) and **reduce plastic by 51%**

Made from Stone



Additional Future Product Offerings


30



ENTER
CAUTI
Bag Ups
recircle
Trash Bags
recircle
Drop Cloth

Biodegradable

Commercial Size BagUps
Doggie Poop Bags, Kitty Litter Liners,
Drop Clothes, Table Cloths, Hazard Tape…
and there's more!

BagUps outshines the competition

	Trash Bag Brands	Made in The USA	Veteran-Owned Small Business	Time-saving Dispensing System	Employs Veterans & People with Disabilities	OXO-Biodegradable	Club/Subscription Model
1	If You Care					✓	
2	EcoSafe	✓					
3	BioBags						
4	BagUps	✓	✓	✓	✓	✓	✓
5	Hefty						
6	Glad						

Disrupt the industry
Own the Customer

Possible Exit Strategies
Buy Out – Licensing – Royalty

Recent Similar Direct to Consumer Company Buyouts

Unilever bought Dollar Shave Club for **$1B**

Edgewell bought Harry's Razors for **$1.4B**

HARRY'S

Nordstrom bought Trunk Club for **$350M**

DOLLAR SHAVE CLUB
Unilever

Edgewell™ PERSONAL CAR

NORDSTROM

Our Assembly & Fulfillment Team

CERTIFIED NaVOBA VETERAN'S BUSINESS ENTERPRISE

VETERAN-OWNED

AND OPERATED

MADE & PACKAGED BY VETERANS AND PEOPLE WITH DISABILITIES

100% Made in the USA





The buzz on BagUps

Shop the Shopping Channel

Newsmax newsmax.com

FOX & friends

FOX & friends FIRST

FOX BUSINESS

IHM &RS


CITY & STATE NEW YORK
THE HOME FRONT

WPIX

WALL STREET JOURNAL

Better CONNECTICUT

Bloomberg TELEVISION

MSNBC

FOX 5 NEWS

INTERNATIONAL HOUSEWARES ASSOCIATION the home authority

CBS

QVC


CITY & STATE
NEW YORK


THE
HOME
FRONT
10 VETERANS WHO NEVER
STOPPED SERVING THEIR
COMMUNITIES

Team & Board



Capt. JACK LICATA
Founder & President
Previously led a startup public, environmental product company
Nuclear Missile Launch Officer



DAVE YOUNG
US Army Specialist - Desert Storm/Shield
35yrs IT & Telecom experience



AL BURKE
(Ret) Colonel
Air, space, cyber and missile defense operations
& Program Management Expert



KEN MERLO
Attorney at law
M&A , Business, Regulatory & Securities Law



ASH GREYSON
20 years of media experience, marketing, digital & social strategies.Sony Pictures, Paramount, Nat Geo & more.



PAUL McGILLICUDDY
(Ret) Brigadier General
Sr. Dir. of Strategic Development for General Atomics Aeronautical Systems Inc. - SEO expert



RAY LOFLIN
Technical Director for Willow Ridge Plastics, Inc.
Environmental Degradable Plastics international expert



HAROLD G. FURLOW
(Ret) Major USMC
CH-46 Sea Knight helicopter pilot
Intellectual Property Attorney


Year Over Year Growth
$301,688.00
$108,906.00


JAN-JULY 2021
JAN-JULY 2022


Returning Customers
29%
10%
JAN-JULY 2021
JAN-JULY 2022


Average Sale Amount
$24.24
$20.84
JAN-JULY 2021
JAN-JULY 2022


Orders
12453


5229
JAN-JULY 2021
JAN-JULY 2022


Conversion Rate
8%
7%
JAN-JULY 2021
JAN-JULY 2022

BAGUPS®

MAKING A DIFFERENCE ONE BAG AT A TIME

Downloads

4 pack pic. re-touched.docx

2 Pack picture re-touched .docx